8 December 2010

National Grid plc
Sale of Granite State Electric and EnergyNorth

National Grid plc (“National Grid”) is pleased to announce that it has signed an agreement with a subsidiary of Algonquin Power & Utilities Corp, on the sale of its Granite State Electric and EnergyNorth businesses in New Hampshire, subject to regulatory approval, for a total sale price of $285m (£178m*) payable on completion of the sale, plus an amount relating to working capital. This represents a multiple of 11.9x EBITDA for year ended 31 March 2010.

The cash from the sale will be used within the group to fund the continuing investment programme.

In May 2010, National Grid announced that it was evaluating options to allow it to exit both its gas and electricity distribution businesses in New Hampshire. Following this announcement, National Grid received approaches from various parties seeking to purchase these businesses. National Grid’s Board has determined, following a competitive process, that the agreed sale represents the most attractive outcome for our shareholders.

National Grid Chief Executive, Steve Holliday said:

“Earlier this year we announced our intention to exit our New Hampshire businesses, which together represent less than 2% of our US rate base, through a competitive process. We are pleased with the outcome of this transaction and the sale is in line with our strategy of improving returns in the US and selling assets from our portfolio if others see more value in them than we can in the longer term.”

The sale is expected to close in the second half of 2011, subject to regulatory approval from the New Hampshire Public Utilities Commission and Federal Energy Regulatory Commission, and clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

CONTACTS

National Grid:

Investors

David Rees	+44 (0) 20 7004 3170	+44 (0) 79 0151 1322 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 (0) 20 7004 3166	+44 (0) 77 5289 0787 (m)
Michael Smart	+44 (0) 20 7004 3214	+44 (0) 77 6729 8988 (m)
Iwan Hughes	+44 (0) 20 7004 3169	+44 (0) 79 0040 5898 (m)

Media

Chris Mostyn	+44 (0) 20 7004 3149	+44 (0) 77 74827710 (m)
David Graves	+1 401 784 7540	+1 508 330 5295 (m)

Brunswick

Tom Burns	+44 (0) 20 7404 5959
David Graves

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act, and Section 21E of the US Securities Exchange Act of 1934. These statements include information with respect to National Grid’s financial condition, results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “targets”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure; performance against regulatory targets and standards, including delivery of costs and efficiency savings; customers and counterparties failing to perform their obligations; and unseasonable weather affecting energy demands. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates, commodity price indices and settlement of hedging arrangements; restrictions in National Grid’s borrowing and debt arrangements; changes to credit ratings of National Grid and its subsidiaries; adverse changes and volatility in the global credit markets; National Grid’s ability to access capital markets and other sources of credit in a timely manner and on acceptable terms; deflation or inflation; the seasonality of National Grid’s businesses; the future funding requirements of National Grid’s pension schemes and other post-retirement benefit schemes, and the regulatory treatment of pension costs; the loss of key personnel or the inability to attract, train or retain qualified personnel; new or revised accounting standards, rules and interpretations, including changes of law and accounting standards that may affect National Grid’s effective rate of tax; incorrect assumptions or conclusions underpinning business development activity, and any unforeseen significant liabilities or other unanticipated or unintended effects of such activities and the performance of National Grid’s subsidiaries. In addition National Grid’s reputation may be harmed if consumers of energy suffer a disruption to their supply. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (and in particular the Risk Factors and Operating and Financial Review sections in its most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

*Based on an exchange rate of $1.60 to £1.00
Rate base: EnergyNorth — $169m Granite State Electric — $64m
EBITDA 2009/10: EnergyNorth — $16.8m Granite State Electric — $7.1m